VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re: Dome Capital, LLC

Amendment No. 7 to Draft Offering Statement on Form 1-A

Submitted March 10, 2025

CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated March 18, 2025 with respect to the Company’s Amendment No. 7 to Draft Offering Statement on Form 1-A (CIK No. 0001988836), submitted on March 10, 2025; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the eighth amendment of the Offering Statement (the “Eighth Amendment”) containing changes made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 7 to Draft Offering Statement on Form 1-A

Cover Page

1.	We note you disclose that you will have 60 days to raise the funds to acquire the property for the series. Please revise the cover page and plan of distribution, if true, to clarify that the series will only be open for 60 days or advise. Additionally, please clarify the terms of the rental agreement currently in place. Further, please file the purchase agreement and the appraisal as exhibits in accordance with Item 17.6 of Part III of Form 1-A.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on the Cover Page, page 25, and page 39 of the Eighth Amendment to clarify that the series offering for 3142 Denver Ave will close within 60 days. With respect to the rental agreement, we believe we have disclosed sufficient material information, including the amount of rent per month and the length of the agreement and the rental agreement has been attached as Exhibit 6.2, which we believe provides investors complete transparency. The purchase agreement and appraisal have been added as exhibits to the Eighth Amendment.

General

2.	Please reconcile the amount being offered pursuant to this Regulation A offering on the cover page with Part I Item 4 disclosures.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have reconciled the disclosure concerning the amount being offered on the cover page with the disclosures in Part I, Item 4 of the Eighth Amendment.

3.	It appears that you are going to acquire a property with a rental history. Please tell us how you determined it was not necessary to provide financial statements and pro forma financial information related to the property that you expect to acquire. Reference is made to Part F/S of Form 1-A.

Company’s Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the property was rented for under three months (January 1, 2025 through March 7, 2025) and under Item 2330.10 of the SEC Financial Reporting manual, which indicates in part, “[w]here the leasing history is less than three months, financial statements of the property are not required,” we believe that the financial statements and pro forma financial information are not required.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (804) 807-7376.

Very truly yours,

By:	/s/ Rajiv Radia
Rajiv Radia

Enclosure

cc: Dome Capital, LLC